UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

File No. 812-_____

	) )	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
In the Matter of	)	1940 FOR TEMPORARY AND PERMANENT
	)	ORDERS EXEMPTING APPLICANTS
AUTOMATED TRADING DESK SPECIALISTS, LLC	)	FROM THE PROVISIONS OF SECTION 9(a)
401 S. LaSalle Street	)	OF SUCH ACT
Suite 901)
Chicago, IL 60605)
And	)
CITIGROUP GLOBAL MARKETS INC.	)
787 Seventh Avenue, 32nd Floor	)
New York, NY 10019)
And	)
CEFOF GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CELFOF GP CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIBANK, N.A.	)
399 Park Avenue	)
New York, NY 10043)
And	)
CITIGROUP ALTERNATIVE INVESTMENTS LLC	)
731 Lexington Avenue, 28th Floor	)
New York, NY 10022)
And	)
CITIGROUP INVESTMENT ADVISORY SERVICES INC.	)
787 7th Avenue, 15th Floor	)
New York, NY 10019)
And	)
CITIGROUP CAPITAL PARTNERS I GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIGROUP CAPITAL PARTNERS I GP II CORP.	)
388 Greenwich Street	)
New York, NY 10013)
)
File No. 812-_____	)

Automated Trading Desk Specialists, LLC
Citigroup Global Markets Inc
CEFOF GP I Corp.
CELFOF GP Corp.
Citibank, N.A.
Citigroup Alternative Investments LLC
Citigroup Investment Advisory Services Inc.
Citigroup Capital Partners I GP I Corp.
Citigroup Capital Partners I GP II Corp.
(Names of Applicants)
See Above
(Addresses of Applicants’ principal executive offices)

Elaine H. Mandelbaum, Esq. Managing Director and Deputy General Counsel Head of Regulatory Enforcement Group Citigroup Global Markets Inc. 388 Greenwich Street, 17th Floor New York, NY 10013	Gail Ennis, Esq. Kevin P. McEnery, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006-3642

(Names and addresses of persons to whom communications should be directed)

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

	) )	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT
In the Matter of	)	COMPANY ACT OF 1940 FOR
	)	TEMPORARY AND PERMANENT
AUTOMATED TRADING DESK SPECIALISTS, LLC	)	ORDERS EXEMPTING APPLICANTS
401 S. LaSalle Street	)	FROM THE PROVISIONS OF SECTION 9(a)
Suite 901)		OF SUCH ACT
Chicago, IL 60605)
And	)
CITIGROUP GLOBAL MARKETS, INC.	)
787 Seventh Avenue, 32nd Floor	)
New York, NY 10019)
And	)
CEFOF GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CELFOF GP CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIBANK, N.A.	)
399 Park Avenue	)
New York, NY 10043)
And	)
CITIGROUP ALTERNATIVE INVESTMENTS LLC	)
731 Lexington Avenue, 28th Floor	)
New York, NY 10022)
And	)
CITIGROUP INVESTMENT ADVISORY SERVICES INC.	)
787 7th Avenue, 15th Floor	)
New York, NY 10019)
And	)
CITIGROUP CAPITAL PARTNERS I GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIGROUP CAPITAL PARTNERS I GP II CORP.	)
388 Greenwich Street	)
New York, NY 10013)
)
File No. 812-_____	)

Automated Trading Desk Specialists, LLC (“ATDS”), Citigroup Global Markets Inc. (“CGMI”), CEFOF GP I Corp. (“CEFOF”), CELFOF GP Corp. (“CELFOF”), Citibank, N.A. (“Citibank”), Citigroup Alternative Investments LLC (“Citigroup Alternative”), Citigroup Investment Advisory Services Inc. (“Citigroup Advisory”), Citigroup Capital Partners I GP I Corp. (“CCP I”), and Citigroup Capital Partners I GP II Corp. (“CCP II,” and along with CGMI, CEFOF, CELFOF, Citibank, Citigroup Alternative, Citigroup Advisory, and CCP I, the “Fund Servicing Applicants,” and the Fund Servicing Applicants, together with ATDS, the “Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for an order of permanent exemption and (ii) a permanent order exempting it from the provisions of Section 9(a) of the Act in respect of the Final Judgment, as described below, that has been entered against Automated Trading Desk Specialists, LLC (“ATDS”).  The Applicants are under the common control of Citigroup Inc. (“Citigroup”), and thus they are affiliated persons of one another.  While no other existing company of which ATDS is an affiliated person currently serves as investment adviser (as defined in Section 2(a)(20) of the Act), depositor, or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered management investment company, including registered unit investment trusts (“UITs”) or registered face amount certificate companies (collectively, the “Funds”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which ATDS is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which ATDS may become an affiliated person in the future (together with the Applicants, the “Covered Persons”).  Applicants request that the temporary order remain in effect until the Commission acts on the Application for the permanent order.

I.	Background

A.	Applicants and the Other Covered Persons

ATDS is a broker-dealer that used to be registered with the Commission pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and was a member of the Chicago Stock Exchange (“CHX”) from 2002 through 2004.1  ATDS is an indirect wholly-owned subsidiary of ATD Holdings, Inc. (“ATD”).  Citigroup acquired ATD in 2007.  ATDS has never served or acted in any of the capacities listed in Section 9(a) of the Act with respect to Funds, nor does it have any present intention of doing so in the future.  ATDS currently has no operations.

CGMI, a New York corporation, is a full service investment banking firm.  CGMI engages in securities underwriting, sales and trading, investment banking, financial advisory and investment research services.  CGMI is registered as a broker-dealer with the Commission pursuant to Section 15 of the Exchange Act.  CGMI also is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Investment Advisers Act of 1940, as amended (“Advisers Act”).  As reported in its Form ADV update dated March 28, 2008, CGMI provided the following investment advisory services during its most-recently completed fiscal year ended December 31, 2007, to about 640,000 clients: financial planning services; portfolio management for individuals and/or small businesses; portfolio management for businesses or institutional clients (other than investment companies); pension consulting services; selection of other advisers; and asset allocation advice.  As of March 28, 2008, CGMI managed approximately 1.005 million accounts with assets of about $250.4 billion.  CGMI serves as principal underwriter for Funds and also serves as the placement agent for a number of privately placed investment partnerships.  The Funds that CGMI provides such services to are identified in Exhibit A.  CGMI currently does not serve as investment adviser or depositor of any Fund or as principal underwriter for any registered face amount certificate company, but it may seek to do so in the future.  Citigroup is a financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.

1           ATDS deregistered with the Commission as a broker-dealer on July 16, 2004.

Citigroup Alternative, a Delaware limited liability company and an indirect wholly owned subsidiary of Citigroup, is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Advisers Act.  As reported in its Form ADV update dated March 31, 2008, Citigroup Alternative provided the following investment advisory services during its most-recently completed fiscal year ended December 31, 2007, to between 101 and 250 clients: portfolio management for individuals and/or small businesses; portfolio management for businesses or institutional clients; portfolio management for Funds; and selection of other advisers.  Citigroup Alternative currently acts as investment adviser to Funds, which are identified in Exhibit A.  As of March 31, 2008, Citigroup Alternative managed 157 accounts with assets of about $30.003 billion.  Citigroup Alternative currently does not serve as depositor of any Fund or as principal underwriter for any Fund or registered face amount certificate company, but it may seek to do so in the future.

Citigroup Advisory, a corporation organized under the laws of Delaware and an indirect wholly owned subsidiary of Citigroup, is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Advisers Act.  As reported in its Form ADV update dated July 8, 2008, Citigroup Advisory provided the following investment advisory services during its most-recently completed fiscal year ended December 31, 2007, to between one and ten clients: portfolio management for Funds, which are identified in Exhibit A; and selection of other advisers.  As of July 8, 2008, Citigroup Advisory managed 11 accounts with assets of approximately $8.5 billion.  Citigroup Advisory currently does not serve as depositor of any Fund or as principal underwriter for any Fund or registered face amount certificate company, but it may seek to do so in the future.

Each of CEFOF, CELFOF, Citibank, CCP I, and CCP II (collectively, the “ESC Advisers”) is an indirect wholly-owned subsidiary of Citigroup and serves as investment adviser to certain employees’ securities companies within the meaning of section 2(a)(13) of the Act (employees’ securities companies are included in the term “Funds”) sponsored by Citigroup and its affiliates (“ESCs”).2  These ESCs are not offered to the general public, but are intended to provide investment opportunities for eligible current and former employees, officers, directors and persons on retainer of Citigroup that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals.  None of the ESC Advisers provide any of the services covered by Section 9(a) to Funds other than to the ESCs.  The ESCs, which are identified in Exhibit A, have been exempted from all provisions of the Act (and the rules and regulations thereunder), except for certain sections, including Section 9, pursuant to a Commission order (“ESC Order”).3

B.	The 2008 Consent and Final Judgment

After lengthy settlement negotiations, ATDS executed on September 16, 2008, a consent of Defendant Automated Trading Desk Specialists, LLC (the “Consent”), in which ATDS neither admitted nor denied any of the allegations in a complaint to be filed by the Commission should the Commission accept the proposed settlement, except as to personal and subject matter jurisdiction, which it admitted, but in which it consented to the entry of a final judgment against it by the District Court that restrains and enjoins ATDS and imposes liability for payment of disgorgement and a civil penalty.  The Commission approved the proposed settlement, and on March 4, 2009, the Commission filed a complaint (the “Complaint”) against ATDS in the United States District Court for the Southern District of New York (the “District Court”) in a civil action captioned Securities and Exchange Commission v. Automated Trading Desk Specialists, LLC, 1:09cv1977 (LTS) (S.D.N.Y. Mar. 4, 2009) (the “Action”).  The Complaint alleges that ATDS violated certain rules of the CHX by engaging in improper trades for its own proprietary accounts by trading ahead of, instead of matching customer orders, interpositioning and trading ahead of unexecuted open or cancelled orders.  The Complaint also alleges that ATDS violated Section 17(a) of the Exchange Act, and Rule 17a-3(a)(1) thereunder by failing to make or keep a current blotter containing an itemized daily record of all purchases and sales of securities effected by ATDS for its proprietary accounts.

2           Citibank advises at least one of the employee’s securities companies through one of its divisions, i.e., Citigroup Venture Capital International Advisers.  Citigroup Alternative also provides advisory services to ESCs, which are identified in Exhibit A, but as discussed above, it provides serves to other Funds.

3           Investment Company Act Release Nos. 25324 (Dec. 21, 2001) (notice) and 25367 (Jan. 16, 2002) (order).

On March 11, 2009, the District Court approved and entered a Final Consent Judgment As To Automated Trading Desk Specialists, LLC (the “Final Judgment”) that, among other things, enjoins ATDS and its agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of the Final Judgment by personal service or otherwise from violating, directly or indirectly, Section 17(a)(1) of the Exchange Act, Rule 17a-3 thereunder, and CHX Article 9, Rule 17 (the “Injunction”).4  Additionally, the Final Judgment orders ATDS to pay within 10 business days of the entry of the Final Judgment disgorgement of $4,200,000 and a civil penalty of $800,000.

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, engaging in or continuing any conduct or practice in connection with the purchase or sale of any security or in connection with activities as a broker or dealer.  Section 9(a) (3) of the Act extends the  prohibitions of Section 9(a) (2) to a company any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.

4           Securities and Exchange Commission v. Automated Trading Desk Specialists, LLC, Final Consent Judgment as to Automated Trading Desk Specialists, LLC, 1:09cv1977 (LTS) (S.D.N.Y. Mar. 11, 2009).

The entry of the Final Judgment results in a disqualification of ATDS insofar as it is enjoined permanently by the District Court from engaging in or continuing particular conduct or practice in connection with the purchase or sale of any security or in connection with activities as an underwriter, broker, or dealer.  Taken together, Sections 9(a) (2) and 9(a) (3) would have the effect of also precluding the Fund Servicing Applicants from providing advisory or sub-advisory services to, or serving as depositor of, any Fund, and would preclude the Fund Servicing Applicants from serving as principal underwriter for any open-end Fund, UIT, or registered face amount certificate company.  The entry of the Final Judgment results in a disqualification of the Fund Servicing Applicants under Section 9(a)(3) because ATDS is an affiliated person of the Fund Servicing Applicants within the meaning of Section 2(a)(3) of the Act, given that they are under the common control of Citigroup with ATDS.  Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that:  (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).5

In light of the Final Judgment, the Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of all the Fund Servicing Applicants to continue to serve as investment adviser or depositor of, or principal underwriter for, Funds, and of the Applicants and other Covered Persons to serve in the future as investment adviser or depositor of any Fund, or principal underwriter for any open-end Fund, UIT, or registered face amount certificate company, Applicants seek (1) an order granting the requested relief on a temporary basis pending the Commission’s determination with respect to a permanent exemption and (2) a permanent order of the Commission exempting the Covered Persons from the provisions of Section 9(a) of the Act.

III.	Statement in Support of Application

In support of their position that the Commission should issue the orders granting the temporary and permanent exemptions requested above from the provisions of Section 9(a) of the Act, Applicants assert the following:

A.	The Limited Scope of the Alleged Misconduct

5           Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, subadviser, or depositor for a Fund or principal underwriter for any open-end Fund or any UIT.  Such conduct also did not involve any Fund with respect to which ATDS provided any advisory, subadvisory, or depositary services, or any open-end Fund or UIT to which ATDS provided principal underwriting service.  Additionally, the alleged conduct giving rise to the Injunction occurred before the acquisition of ATD by Citigroup when the Fund Servicing Applicants were not affiliated persons of ATDS.

The legislative history of Section 9 indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”6  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants are.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not even remotely related to the manager’s or distributor’s activities.  In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

As a result of the foregoing, the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant Applicants’ Application.

 6           Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

B.	Adverse Effect on Applicants

The Final Judgment subjects each of the Fund Servicing Applicants to the prohibitions of Section 9(a) of the Act solely because ATDS is an affiliated person of these companies within the meaning of the Act.  Only ATDS was a party to the Action and was alleged to have been involved in the activities that form the basis for the Action.  Additionally, any directors, officers, or employees who allegedly participated in the conduct that resulted in the Injunction are no longer employed by ATDS, which has no employees or officers.  No director, officer, or employee of the Applicants who is or was involved in providing advisory, depository, or principal underwriting services to the Funds participated in the conduct that resulted in the Injunction.

If the Fund Servicing Applicants were deemed to be barred under Section 9(a) from continuing to serve as investment adviser or depositor of, or principal underwriter to, Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe.  The Fund Servicing Applicants have committed substantial resources to establishing an expertise in providing services covered by Section 9(a) of the Act to Funds.  Currently, the Fund Servicing Applicants employ about 50 persons who are involved in performing the advisory, depository, and/or underwriting function for the Funds.  Prohibiting the Applicants from serving as advisers, depositors, and/or principal underwriters to Funds not only would affect Applicants’ businesses adversely, but also Applicants’ employees.  For the foregoing reasons, the Section 9(a) prohibitions as applied to the Applicants would be unduly and disproportionately severe.

With respect to the ESC Adviser Applicants in particular, their disqualification from providing advisory or subadvisory services to the ESCs listed in Exhibit A would not be in the public interest or in furtherance of the protection of investors, and indeed such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs.  It would not be consistent with the purposes of the employees’ securities company provisions of the Act or the representations made in the terms and conditions of the ESC Order to require another entity not affiliated with Citigroup to manage the ESCs.  In addition, participating employees of Citigroup and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of Citigroup.

C.	Involvement of Applicants’ Personnel

None of the current or former directors, officers, or employees of the Applicants, other than ATDS, had any knowledge of, or any participation in, the violative conduct alleged in the Complaint.  In addition, the conduct described in the Complaint did not involve the assets of any of the Funds.  Therefore, the Funds to which Applicants provided advisory, subadvisory, depository, and/or principal underwriting services, would not have been affected any differently if companies not affiliated with Citigroup had provided such services to those Funds.  Applicants further state that personnel at ATDS who were involved in the violations alleged in the Complaint have had no and will not have any future involvement in providing advisory, subadvisory, or depository services to Funds or in providing principal underwriting services to open-ends Funds or UITs.  Indeed, at the present time, ATDS has no employees or officers.

As a result of the foregoing, it is clear that Applicants’ conduct has not been such as to make it against the public interest or protection of investors to grant their Application.

D.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants have distributed, or will distribute as soon as reasonably practical, written materials to, including an offer to meet in person to discuss the materials with, the Boards of Funds for which any of the Applicants serve as investment adviser, principal underwriter or depositor, including the directors who are not “interested persons” as defined in Section 2(a)(19) of the Act of such Funds, and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, if any.  These written materials will concern the Final Judgment, this Application, and any impact on the Funds of the Final Judgment and/or the Application.  The Applicants undertake to provide the Funds with all information concerning the Final Judgment and this Application necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

E.	Hardships on the Funds and their Shareholders

The inability of the Fund Servicing Applicants to continue to serve as adviser, depositor, and/or principal underwriter of the Funds would result in the Funds and their shareholders facing potentially severe hardships.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Applicants because those disqualifications would deprive the shareholders of such Funds of the advisory, depository, and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds.  In addition, the Funds would have to expend time and other resources to engage substitute advisers, depositors, or principal underwriters.  The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

F.	Prior Section 9(c) Applications Filed

Certain of the Applicants previously have applied for and obtained the following orders under Section 9(c).  Because these previously obtained Section 9(c) orders were necessitated by enforcement actions brought by the Commission in the past, they should have little, if any, relevance to whether this Application is granted.  Rather, the Application should be judged on its own merits.

Salomon Brothers[7]

On March 9, 1978, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. Sun Company, Inc. (78 Civ. 1055), against various defendants, including Salomon Brothers.  The complaint alleged that Salomon Brothers and others violated the beneficial ownership and tender offer provisions of the Exchange Act.  On February 14, 1980, after it had found violations of the federal securities laws in July 1979, the Court signed an order relating to Salomon Brothers that required it to comply with a stipulation of settlement to which it had agreed (“Salomon Brothers Order”).  The stipulation required Salomon Brothers in the future to make the initial filings required under Sections 13(d) and 14(d) of the Exchange Act and to have or continue in practice certain procedures relating to the filing requirements of those sections of the Exchange Act.

Salomon Brothers sought a Section 9(c) order so that it could continue to serve as principal underwriter for registered investment companies.  In April 1980, the Commission pursuant to Section 9(c) permanently exempted Salomon Brothers and any company with which it then was an affiliated person from the prohibitions of Section 9(a) of the Act with respect to the Salomon Brothers Order.  Investment Company Act Release Nos. 11050 (Feb. 15, 1980) (notice and temporary order) and 11119 (Apr. 8, 1980) (permanent order).

E.F. Hutton & Company Inc. (“Hutton”) and The E.F. Hutton Group Inc. (“Group”)[8]

7           Salomon Brothers was a New York limited partnership engaged in the investment banking and brokerage business.  In 1997, Smith Barney Holdings Inc. was combined with Salomon, Inc. to form Salomon Smith Barney Holdings Inc., which indirectly wholly owns CGMI.

8           Hutton was a registered broker-dealer, investment adviser, and wholly-owned subsidiary of Group.  In April 1988, Hutton became an indirect, wholly-owned subsidiary of Shearson Lehman Brothers, Inc.  In July 1993, the then corporate parent of Smith Barney, Harris Upham & Co., Inc. (“SBHU”) acquired the retail brokerage and asset management operations of Shearson Lehman Brothers and combined them with SBHU, a predecessor of CGMI.

On May 2, 1985, Hutton pled guilty to charges that it violated federal mail and wire fraud statutes by engaging in certain practices to obtain interest-free use of bank funds through its accounts at various banks.  United States v. E.F. Hutton & Co., Crim. No. 85-00083 (M.D. Pa.).  In a companion civil action, Hutton and Group were enjoined from, among other things, using certain elements of Hutton’s cash management system without the written consent of the banks involved and drafting checks in arbitrary amounts unrelated to ledger balances.  United States v. The E.F. Hutton Group, Civ. No. 85-0601 (M.D. Pa.) (“DOJ injunction”).  Later, on October 29, 1985, the Commission filed a complaint against Group alleging that it had violated Sections 13(a) and 13(b)(2) of the Exchange Act, and rules promulgated thereunder, by, among other things, making false and misleading statements in the MD&A section of its Forms 10-K regarding the sources of its interest income and by failing to maintain a system of adequate internal controls.  SEC v. The E.F. Hutton Group, Civ. No. 85-3419 (D.D.C. Oct. 29, 1985).  Without admitting or denying these allegations, Group agreed to the entry of a final order permanently enjoining it from such violations in the future.9

Hutton and Group sought a Section 9(c) order.  In September 1986, the Commission permanently and conditionally exempted Hutton and Group from the prohibitions of Section 9(a) of the Act with respect to the criminal conviction and civil injunctions described in the application.  Investment Company Act Release Nos. 14499 (May 2, 1985) (notice and temporary order), 14772 (Oct. 28, 1985) (order amending existing temporary order to include the New York State injunction), 14774 (Oct. 29, 1985) (order granting further temporary relief until the earlier of the date on which the Commission takes final action on the application for a permanent order, or one year from date of the order), and 15287 (Sept. 5, 1986) (permanent conditional order).

9           Hutton also consented to entry of a permanent injunction in a civil action brought by New York State, which was based on the criminal conviction, DOJ injunction and the conduct underlying them.  N.Y. v. E.F. Hutton & Co., Index No. 85-43176 (Sup. Ct. N.Y. Cty. Oct. 29, 1985).

Hutton, Shearson Lehman Hutton Inc. (“Shearson”), and 11 Other Applicants[10]

On May 16, 1988, Hutton pled guilty to charges that it had conspired to violate, and had violated, certain provisions of the Bank Secrecy Act due to a failure to file currency transaction reports with the IRS.  United States v. E.F. Hutton & Company Inc. (D.R.I.).  The unlawful conduct did not occur later than October 1984—more than three years before Shearson acquired Hutton.

Hutton and the other applicants sought a Section 9(c) order.  In June 1989, the Commission permanently exempted the applicants from the provisions of Section 9(a) of the Act by reason of the judgment of conviction entered against Hutton.  Investment Company Act Release Nos. 16401 (May 16, 1988) (notice and temporary order) and 17036 (June 30, 1989) (permanent order).

Smith Barney, Harris and Upham & Co., Inc. (“SBHU”)[11]

At the time of the application, SBHU employed three individuals subject to securities-related injunctions.  The existence of the injunctions against the employees disabled SBHU from acting in the capacities with respect to Funds described in the application.

In order to continue serving in capacities described in the application, SBHU sought a Section 9(c) order.  In May 1990, the Commission permanently and conditionally exempted SBHU from the provisions of Section 9(a) of the Act that were operative as a result of the injunctions entered against the three employees.  Investment Company Act Release Nos. 17404 (Apr. 2, 1990) (notice and temporary conditional order), 17404A (Apr. 11, 1990) (corrected notice and temporary conditional order), and 17501 (May 21, 1990) (permanent conditional order).

10           See footnote 11, supra, for a discussion of relevant business transactions occurring in 1988 and 1993.

11           Smith Barney, Inc. was the direct parent corporation of SBHU, which is a predecessor of CGMI.

Salomon Brothers Asset Management Inc (“SBAM”) and Salomon Brothers Inc. (“Salomon Brothers”)[12]

On May 20, 1992, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. Salomon Inc. and Salomon Brothers Inc., 92 Civ. No. 3691.  The complaint alleged, among other things, that Salomon Brothers repeatedly had submitted false bids in auctions for U.S. Treasury securities.  On the day that the complaint was filed, the two defendants consented to the entry of final judgments of permanent injunction.  Its injunction prohibited Salomon Brothers from committing future violations of Section 17(a) of the Securities Act, Sections 15(c)(1) and 17(a) of the Exchange Act, and various Exchange Act rules.

SBAM and Salomon Brothers sought a Section 9(c) order.  In October 1992, the Commission permanently exempted SBAM and Salomon Brothers from the prohibitions of Section 9(a) of the Act with respect to the May 20, 1992 injunction.  Investment Company Act Release Nos. 18717 (May 20, 1992) (notice and conditional temporary order) and 19051 (Oct. 21, 1992) (permanent order).

SBHU

In March 1993, the parent of SBHU entered into an acquisition agreement, pursuant to which it agreed to acquire the domestic retail brokerage and asset management businesses of Shearson Lehman Brothers Inc. (“Shearson”) and combine it with SBHU.  During the due diligence review of Shearson’s operations, it was learned that two employees of Shearson and one of its subsidiaries were subject to securities-related injunctions; the two employees resigned from their respective positions at Shearson and its subsidiary.  SBHU proposed to hire the two employees as registered representatives at the earliest possible time, subject to receiving the registered exemption, because hiring the employees would subject SBHU to the disqualification provisions of Section 9(a) of the Act.  In July 1993, the Commission pursuant to Section 9(c) of the Act permanently and conditionally exempted SBHU from the prohibitions of Section 9(a) with respect to the employment of the two employees.  Investment Company Act Release Nos. 19478 (May 18, 1993) (notice and temporary order) and 19560 (July 2, 1993) (permanent conditional order).

12           Salomon Brothers, a registered broker-dealer and registered investment adviser, and SBAM, a registered investment adviser, each were indirect wholly-owned subsidiaries of Salomon Inc.  In 1997, Salomon Inc. was combined with Smith Barney Holdings Inc. to form Salomon Smith Barney Holdings Inc., an indirect parent of CGMI.

SBHU

In April 1993, an individual who was subject to a securities-related injunction applied for employment as a financial consultant at Shearson, which declined to process the job application.  SBHU proposed to hire the individual as a registered representative at the earliest possible time, subject to receiving the requested exemption, because hiring the employee would subject SBHU to the disqualification provisions of Section 9(a) of the Act.  In July 1993, the Commission permanently and conditionally exempted SBHU from the prohibitions of Section 9(a) with respect to the employment of the employee.  Investment Company Act Release Nos. 19557 (July 2, 1993) (notice and temporary order) and 19597 (July 28, 1993) (permanent conditional order).

CGMI and Twelve Other Applicants

On October 31, 2003, a federal district court entered an injunction against CGMI in a matter brought by the Commission.  Securities and Exchange Commission v. Citigroup Global Markets Inc. f/k/a/ Salomon Smith Barney Inc., 03 Civ. 2945 (S.D.N.Y., filed April 28, 2003).  The complaint alleged that the firm’s research department and investment banking department issued research reports that were fraudulent, violated SRO rules regulating members’ communications with the public, and allocated hot IPO shares to executives of current or potential investment banking clients and provided special treatment for those executives.  CGMI consented to the entry of the injunction, as well as the payment of disgorgement and penalties and other equitable relief.

CGMI and the other applicants sought a Section 9(c) order.  On November 9, 2005, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the October 31, 2003 injunction.  Investment Company Act Release Nos. 26240 (Oct. 31, 2003) (notice and temporary order) and 27143 (Nov. 9, 2005).  (permanent order).

CGMI and Twelve Other Applicants

On July 27, 2007, a federal district court entered an injunction against The BISYS Group, Inc., n/k/a Citi Investor Services, Inc., in a matter brought by the Commission.  Securities and Exchange Commission v. The BISYS Group, Inc., 07 Civ. 4010 (KMK) (S.D.N.Y., filed May 23, 2007).  The complaint alleged that BISYS had engaged in improper accounting practices that resulted in an overstatement of BISYS’s financial results for several fiscal years.  Without admitting or denying the allegations in the complaint, except as to jurisdiction, BISYS consented to the entry of the injunction, as well as the payment of disgorgement and prejudgment interest.  On August 1, 2007, Citigroup acquired BISYS, making BISYS an affiliate of other Citigroup affiliates that then served as investment advisers, principal underwriters, or depositors of investment companies and employees’ securities companies.

CGMI and twelve other applicants sought a Section 9(c) order.  On October 22, 2007, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the July 27, 2007, injunction.  Investment Company Act Release Nos. 27978 (Sept. 24, 2007) (notice and temporary order) and 28017 (Oct. 22, 2007)  (permanent order).

CGMI and Seven Other Applicants

On December 23, 2008, a federal district court entered an injunction against CGMI in a matter brought by the Commission.  Securities and Exchange Commission v. Citigroup Global Markets Inc., 08 Civ. 10753 (S.D.N.Y., filed December 11, 2008).  The complaint alleged that, among other things, CGMI misled tens of thousands of its customers regarding the fundamental nature of and risks associated with auction rate securities that CGMI underwrote, marketed, and sold.  CGMI consented to the entry of the injunction, as well as other equitable relief.

CGMI and the other applicants sought a Section 9(c) order.  On January 16, 2009, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the December 23, 2008, injunction.  Investment Company Act Release Nos. 28572 (Dec. 23, 2008) (notice and temporary order) and 28605 (Jan. 16, 2009) (permanent order).

G.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

IV.	Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully applies for the entry of the following orders by the Commission as soon as may be practicable:

1.           that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Final Judgment pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Final Judgment; and

2.           that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Final Judgment.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Elaine H. Mandelbaum, Esq.
Managing Director and Deputy General Counsel
Head of the Regulatory Enforcement Group
Citigroup Global Markets Inc.
388 Greenwich Street, 17th Floor
New York, NY 10013

with a copy to:
Gail Ennis, Esq.
Kevin P. McEnery, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C.  20006-3642

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(1) under the Act are included on the signature pages to this Application.

Pursuant to Rule 0-2(c)(1) under the Act, CGMI hereby states that its undersigned Managing Director and Deputy General Counsel is authorized to sign and file this Application in its name and on its behalf and that CGMI has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated:  March 12, 2009

CITIGROUP GLOBAL MARKETS INC.

By:	/s/
Name:	Elaine H. Mandelbaum
Title:	Managing Director and Deputy General Counsel

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Alternative hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that Citigroup Alternative has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated:  March 12, 2009

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:	/s/
Name:	Millie Kim
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Advisory hereby states that its undersigned Assistant Secretary is authorized to sign and file this Application in its name and on its behalf and that Citigroup Advisory has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated:  March 12, 2009

CITIGROUP INVESTMENT ADVISORY SERVICES INC.

By:	/s/
Name:	Israel Grafstein
Title:	Assistant Secretary

Pursuant to Rule 0-2(c)(1) under the Act, CEFOF hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CEFOF has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated:  March 12, 2009

CEFOF GP I CORP.

By:	/s/
Name:	Jason Ment
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, CELFOF hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CELFOF has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated:  March 12, 2009

CELFOF GP CORP.

By:	/s/
Name:	Jason Ment
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citibank hereby states that its undersigned Assistant Secretary is authorized to sign and file this Application in its name and on its behalf and that Citibank has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated:  March 12, 2009

CITIBANK, N.A.

By:	/s/
Name:	Elaine H. Mandelbaum
Title:	Assistant Secretary

Pursuant to Rule 0-2(c)(1) under the Act, CCP I hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CCP I has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated:  March 12, 2009

CITIGROUP CAPITAL PARTNERS I GP I CORP.

By:	/s/
Name:	Jason Ment
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, CCP II hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CCP II has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated:  March 12, 2009

CITIGROUP CAPITAL PARTNERS I GP II CORP.

By:	/s/
Name:	Jason Ment
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, ATDS hereby states that its undersigned Sole Member is authorized to sign and file this Application in its name and on its behalf and that ATDS has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated:  March 12, 2009

AUTOMATED TRADING DESK, LLC, the SOLE MEMBER OF AUTOMATED TRADING DESK SPECIALISTS, LLC

By:	/s/
Name:	Jeff Martin
Title:	President, Automated Trading Desk, LLC

EXHIBIT A

REGISTERED INVESTMENT COMPANIES TO WHICH
CGMI OR ITS AFFILIATES PROVIDE SERVICES

Fund Name	Principal Underwriter / Co-Principal Underwriter /Adviser / Sub-adviser

Citigroup Alternative Investments Trust	Citigroup Alternative Investments LLC (A); CGMI (U)
Citigroup Alternative Investments Tax Advantaged Short Term Fund

Citigroup Alternative Investments Multi-Advisor Hedge Fund Portfolios LLC	Citigroup Alternative Investments LLC (A)

Consulting Group Capital Markets Funds	Citigroup Investment Advisory Services, Inc. (A); CGMI (U)
Large Capitalization Growth Investments Portfolio
Large Capitalization Value Equity Investments Portfolio
Small Capitalization Growth Investments Portfolio
Small Capitalization Value Equity Investments Portfolio
International Equity Investments Portfolio
Emerging Markets Equity Investments Portfolio
Core Fixed Income Investments Portfolio
High Yield Investments Portfolio
International Fixed Income Investments Portfolio
Municipal Bond Investments Portfolio
Money Market Investments Portfolio

LMP Corporate Loan Fund Inc., f/n/a Citigroup Investments Corporate Loan Fund Inc.	Citigroup Alternative Investments LLC (SA)

EMPLOYEES’ SECURITIES COMPANIES ADVISED BY CITIGROUP AFFILIATES

ESC Name	Investment Adviser(s)

Citigroup Capital Partners II U.S. Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II U.K. Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II Cayman Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II U.S.-UK. Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II U.K. Underlying Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II Employee Master Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Employee Fund of Funds (DE-UK) I, LP	CEFOF GP I Corp.

Citigroup Employee Fund of Funds (UK) I, LP	CEFOF GP I Corp.

Citigroup Employee Fund of Funds (Cayman) I, LP	CEFOF GP I Corp.

Citigroup Employee Fund of Funds (US-UK) I, LP	CELFOF GP Corp.

Citigroup Employee Fund of Funds 1, LP	CELFOF GP Corp.

Citigroup Employee Fund of Funds (Master Fund) I, LP	CELFOF GP Corp.

Citigroup Venture Capital International Growth Partnership (Employee) II, L.P.	Citigroup Alternative Investments LLC

The Citigroup Private Bank Employee Co-Investment Program, LP	Citibank, N.A.

The Citigroup Private Bank Employee Co-Investment Program II, LP	Citibank, N.A.

The Citigroup Private Bank Co-Investment Program (Feeder), Ltd.	Citibank, N.A.

The Citigroup Private Bank Co-Investment Program (Feeder) II, Ltd.	Citibank, N.A.

SSB Capital Partners (DE-UK) I, LP	Citigroup Capital Partners I GP I Corp.

SSB Capital Partners (UK) I, LP	Citigroup Capital Partners I GP I Corp.

SSB Capital Partners (Cayman) I, LP	Citigroup Capital Partners I GP I Corp.

SSB Capital Partners (US-UK) I, LP	Citigroup Capital Partners I GP II Corp.

SSB Capital Partners I, LP	Citigroup Capital Partners I GP II Corp.

SSB Capital Partners (Master Fund) I, LP	Citigroup Capital Partners I GP I Corp.

CVCIGP II U.S. Employee, L.P.	Citigroup Alternative Investments LLC

CVCIGP II U.S.-U.K. Employee, L.P.	Citigroup Alternative Investments LLC

CVCIGP II Delaware Employee, L.P.	Citigroup Alternative Investments LLC

CVCIGP II Cayman Employee, L.P.	Citigroup Alternative Investments LLC

CVCIGP II Offshore Employee, L.P.	Citigroup Alternative Investments LLC